UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 8)*

Under the Securities Exchange Act of 1934

The9 Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.01 per share

(Title of Class of Securities)

88337K302**

(CUSIP Number)

Jun Zhu
 Incsight Limited
c/o 17 Floor, No. 130 Wu Song Road
Hong Kou District, Shanghai 200080
 People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 14, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing thirty Class A ordinary shares of The9 Limited.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88337K302

1	NAMES OF REPORTING PERSONS Jun Zhu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,170,879 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,170,879 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,170,879 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of (i) 6,107,334 Class B ordinary shares and 912,094 Class A ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company wholly owned and controlled by Jun Zhu, and (ii) 7,500,000 Class B ordinary shares in the form of restricted shares, 36,300,000 Class A ordinary shares in the form of restricted shares and 5,351,451 Class A ordinary shares represented by ADSs held by Jun Zhu. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)	Based on 487,004,775 outstanding ordinary shares as a single class, being the sum of 473,397,441 Class A ordinary shares and 13,607,334 Class B ordinary shares outstanding as of April 14, 2021.

CUSIP No.	88337K302

1	NAMES OF REPORTING PERSONS Incsight Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,019,428 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,019,428 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,019,428 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Consists of 6,107,334 Class B ordinary shares and 912,094 Class A ordinary shares represented by American depositary shares held by Incsight Limited, a British Virgin Islands company that is wholly owned and controlled by Mr. Jun Zhu. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)	Based on 487,004,775 outstanding ordinary shares as a single class, being the sum of 473,397,441 Class A ordinary shares and 13,607,334 Class B ordinary shares outstanding as of April 14, 2021.

EXPLANATORY NOTE

This Amendment No. 8 (the “Amendment”) amends the Statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on December 24, 2015, as amended by the Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 to the Schedule 13D filed with the SEC on March 29, 2016, January 9, 2017, July 27, 2017, October 9, 2018, February 4, 2019, July 1, 2019 and June 23, 2020, respectively (the “Schedule 13D”), by Mr. Jun Zhu and Incsight Limited (the “Reporting Persons,” and each, a “Reporting Person”) with respect to the Class A ordinary shares and Class B ordinary shares, par value US$0.01 per share, of The9 Limited (the “Issuer”). Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D. This Amendment is being filed to report a material change in beneficial ownership by the Reporting Persons, and amends Items 1, 2, 3 and 5 of the Schedule 13D. Except as provided herein, all other information in the Schedule 13D remains the same.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended by the following.

This Schedule 13D relates to the Class A ordinary shares, par value US$0.01 per share, including Class A ordinary shares represented by American depositary shares (the “ADSs”), each representing thirty Class A ordinary shares, and Class B ordinary shares of The9 Limited (the “Issuer”), an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands. The ADSs are listed on the Nasdaq Stock Market (“Nasdaq”) under the symbol “NCTY.” The principal executive offices of the Issuer are located at 17 Floor, No. 130 Wu Song Road, Hong Kou District, Shanghai 200080, People’s Republic of China.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended by the following.

(a)–(c), (f) This Schedule 13D is being filed jointly by Jun Zhu (“Mr. Zhu”) and Incsight Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Incsight,” together with Mr. Zhu, the “Reporting Persons,” and each, a “Reporting Person”).

Mr. Zhu is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Mr. Zhu is a citizen of the Republic of Singapore. The principal business address of Mr. Zhu is c/o 17 Floor, No. 130 Wu Song Road, Hong Kou District, Shanghai 200080, People’s Republic of China.

Incsight is principally an investment holding vehicle and is wholly owned and controlled by Mr. Zhu. The principal business address of Incsight is c/o 17 Floor, No. 130 Wu Song Road, Hong Kou District, Shanghai 200080, People’s Republic of China.

(d), (e) During the past five years, none of any Reporting Person or (a) any partner, executive officer or director of any Reporting Person, (b) any person controlling any Reporting Person or (c) any partner, executive officer or director of any person ultimately in control of any Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by the following.

On February 14, 2021, the Compensation Committee, Audit Committee and the Board of Directors of the Issuer authorized and approved the issuance of an aggregate number of 16,800,000 restricted Class A ordinary shares to Mr. Jun Zhu pursuant to Eighth Amended and Restated 2004 Stock Option Plan of the Issuer. Those restricted shares are subject to a two-year vesting schedule to vest on the last day of each month after the grant date in equal installments. Subject to the two-year vesting schedule, those restricted shares are also subject to lock-up conditions to be removed upon the satisfaction of the conditions that up to half of the restricted shares should be free from the lock-up condition if the Issuer’s market capitalization reaches US$400 million or higher for any ten consecutive trading days, and the other half should be free from the lock-up condition if the Issuer’s market capitalization reaches US$500 million or higher for any ten consecutive trading days. Those restricted shares or any portion thereof can only be freely transferable upon both of the satisfaction of vesting condition and the removal of the lock-up condition. In the event that the conditions are not met, the underlying restricted Class A ordinary shares may be forfeited and cancelled.

Item 5. Interest in Securities of the Issuer.

The first paragraph under Item 5(a)–(b) of the Schedule 13D is hereby amended and restated as follows.

(a)–(b) The following information with respect to the ownership of the ordinary shares beneficially owned by the Reporting Persons filing this statement on Schedule 13D/A is provided as of April 14, 2021.

For Mr. Jun Zhu

	Class A common shares		Class B common shares		Total common shares on the as- converted basis		Percentage of Aggregate Voting Power
(a) Amount beneficially owned	42,563,545	(1)	13,607,334	(1)	56,170,879	(1)	—
(b) Percent of class:	9.0	%(2)	100.0	%(3)	11.5	%(4)	62.7	%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	42,563,545	(1)	13,607,334	(1)	56,170,879	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	42,563,545	(1)	13,607,334	(1)	56,170,879	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1)	Includes (i) 6,107,334 Class B ordinary shares and 912,094 Class A ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company wholly owned and controlled by Jun Zhu, and (ii) 7,500,000 Class B ordinary shares in the form of restricted shares, 36,300,000 Class A ordinary shares in the form of restricted shares and 5,351,451 Class A ordinary shares represented by ADSs held by Jun Zhu. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)	Based on 473,397,441 Class A ordinary shares outstanding as of April 14, 2021.

(3)	Based on 13,607,334 Class B ordinary shares outstanding as of April 14, 2021.

(4)	The percentage of the class of securities beneficially owned by the Reporting Person is based on 487,004,775 outstanding ordinary shares as a single class, being the sum of 473,397,441 Class A ordinary shares and 13,607,334 Class B ordinary shares outstanding as of April 14, 2021.

(5)	For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifty votes per share on all matters submitted to them for a vote.

For Incsight Limited

	Class A common shares		Class B common shares		Total common shares on the as- converted basis		Percentage of Aggregate Voting Power
(a) Amount beneficially owned	912,094	(1)	6,107,334	(1)	7,019,428	(1)	—
(b) Percent of class:	0.2	%(2)	44.9	%(3)	1.4	%(4)	26.5	%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	912,094	(1)	6,107,334	(1)	7,019,428	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	912,094	(1)	6,107,334	(1)	7,019,428	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1)	Includes 6,107,334 Class B ordinary shares and 912,094 Class A ordinary shares represented by American depositary shares held by Incsight Limited, a British Virgin Islands company that is wholly owned and controlled by Mr. Jun Zhu.

(2)	Based on 473,397,441 Class A ordinary shares outstanding as of April 14, 2021.

(3)	Based on 13,607,334 Class B ordinary shares outstanding as of April 14, 202.

(4)	The percentage of the class of securities beneficially owned by the Reporting Person is based on 487,004,775 outstanding ordinary shares as a single class, being the sum of 473,397,441 Class A ordinary shares and 13,607,334 Class B ordinary shares outstanding as of April 14, 2021.

(5)	For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifty votes per share on all matters submitted to them for a vote.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2021

/s/ Jun Zhu
Jun Zhu

Incsight Limited

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Director